UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTION 13 AND SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.


                                                Commission File Number 333-92299


                                   ROEX, INC.
            (Exact name of registration as specified in its charter)


             2081 Business Center Drive, Suite 185, Irvine, CA 92612
           (949) 476-8675 (Address, including zip code, and telephone number, including area code,
                  of registrant's principal executive offices)


                      COMMON STOCK, UNDERWRITER'S WARRANTS
            (Title of each class of securities covered by this Form)


                                      NONE
               (Title of all other classes of securities for which
                  a duty to file reports under Section 13(a) or
                                 15(d) remains)


       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)              [X]                   Rule 12h-3(b)(1)(i)  [X]
Rule 12g-4(a)(1)(ii)             [ ]                   Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i)              [ ]                   Rule 12h-3(b)(2)(i)  [ ]
Rule 12g-4(a)(2)(ii)             [ ]                   Rule 12h-3(b)(1)(ii) [ ]
                                                       Rule 15d-6           [ ]


Approximate number of holders of record as of the certification or notice date:
     45

         The Registrant's Form SB-2 Registration Statement, as amended (file no. 333-92299) (the "Registration Statement"), was declared effective November 7, 2001, by the Securities and Exchange Commission. The Registrant also filed a Form 8-A registering its Common Stock under Section 12(g) of the Securities Exchange Act of 1934 to become effective concurrently with the Registration Statement. Approximately 14,000 shares were sold and the proceeds deposited in an escrow. All proceeds have been returned to investors and no further shares of Common Stock covered by the Registration Statement have been sold and no


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securities  will  be  sold  pursuant  to  the  Registration  Statement.  Due  to unfavorable market conditions, the Registrant has decided that the offering and sale of the Common Stock pursuant to the Registration Statement be terminated
and  the  Registration   Statement  be  withdrawn.   The  Registrant  has  filed
Post-Effective Amendment No. 2 with the Commission constituting an application to withdraw the Registration Statement, and has withdrawn, subject to approval by the Commission, all of the Common Stock and other securities registered pursuant to the Registration Statement. This Form 15 has been filed with the Commission on the same date such Post-Effective Amendment No. 2 was filed with the Commission.

         Pursuant to the requirements of the Securities Act of 1934, Roex, Inc., has caused this certification/notice to be signed on its behalf by the undersigned person.

DATE:    February 28, 2001                   ROEX, INC.


                                             /s/ Rodney H. Burreson
                                             -----------------------------------
                                             Rodney H. Burreson, President